# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: INNIO N.V., CIK 0002109150
CUSIP: N52A8C105
Title of class of securities: Common shares, nominal value EUR 0.04 per share
Address of issuer's principal executive offices: Nymphenburger Strasse 5, 80335, Munich, Germany (2M), 00000
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001034196

## Reporting persons
- Advent International, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 646,500,000; sole dispositive power 0; shared dispositive power 646,500,000; aggregate amount beneficially owned 646,500,000 (86.2% of the class)
  Comment: The reported percentage is calculated based on 750,000,000 common shares outstanding, as reported on the Issuer's prospectus pursuant to rule 424(b)(4) ("Prospectus") filed with the Securities and Exchange Commission ("SEC") on June 4, 2026.
- Advent International GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 646,500,000; sole dispositive power 0; shared dispositive power 646,500,000; aggregate amount beneficially owned 646,500,000 (86.2% of the class)
  Comment: The reported percentage is calculated based on 750,000,000 common shares outstanding, as reported on the Issuer's Prospectus filed with the SEC on June 4, 2026.
- AI Alpine (Luxembourg) S.a.r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 646,500,000; sole dispositive power 0; shared dispositive power 646,500,000; aggregate amount beneficially owned 646,500,000 (86.2% of the class)
  Comment: The reported percentage is calculated based on 750,000,000 common shares outstanding, as reported on the Issuer's Prospectus filed with the SEC on June 4, 2026.
- AI Alpine Parent & Cy S.C.A.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 646,500,000; sole dispositive power 0; shared dispositive power 646,500,000; aggregate amount beneficially owned 646,500,000 (86.2% of the class)
  Comment: The reported percentage is calculated based on 750,000,000 common shares outstanding, as reported on the Issuer's Prospectus filed with the SEC on June 4, 2026.
- Abu Dhabi Investment Authority: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 646,500,000; sole dispositive power 0; shared dispositive power 646,500,000; aggregate amount beneficially owned 646,500,000 (86.2% of the class)
  Comment: The reported percentage is calculated based on 750,000,000 common shares outstanding, as reported on the Issuer's Prospectus filed with the SEC on June 4, 2026.

## Item 1. Issuer
Name of issuer: INNIO N.V.
Address of issuer's principal executive offices: Nymphenburger Strasse 5, 80335, Munich, Germany 00000

## Item 2. Person Filing
Name of person filing:
This statement is being jointly filed by each of the persons below pursuant to Rule 13d-1(k) promulgated by the SEC pursuant to Section 13 of the Act, all of whom together are referred to herein as the "Reporting Persons":

(i) Advent International, L.P., a Delaware limited partnership ("Advent LP");

(ii) Advent International GP, LLC, a Delaware limited liability company ("Advent GP," and together with Advent LP, "Advent");

(iii) AI Alpine (Luxembourg) S.a.r.l., a private limited liability company (societe a responsabilite limitee) incorporated under the laws of the Grand Duchy of Luxembourg ("AI Alpine");

(iv) AI Alpine Parent & Cy S.C.A., a partnership limited by shares (societe en commandite par actions) incorporated under the laws of the Grand Duchy of Luxembourg ("AI Alpine Parent"); and

(v) Abu Dhabi Investment Authority, a public institution established by the Government of the Emirate of Abu Dhabi in 1976 as an independent investment institution ("ADIA").
Address of principal business office or, if none, residence:
(i) The address of Advent is Prudential Tower, 800 Boylston Street, Boston, MA 02199.

(ii) The address of AI Alpine and AI Alpine Parent is 2-4 Rue Beck, Luxembourg, Luxembourg L-1222.

(iii) The address of ADIA is 211 Corniche Street, PO Box 3600, Abu Dhabi, United Arab Emirates.
Citizenship: See response to row 4 on each cover page hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to row 9 on each cover page hereto.

The reported securities are directly held by AI Alpine, which is indirectly controlled by AI Alpine Parent. 53.8% of the equity of AI Alpine Parent is indirectly held by various funds and accounts affiliated with Advent LP and its general partner, Advent GP, including Advent International GPE X Limited Partnership, Advent International GPE X-G Limited Partnership, and Advent International GPE X-A SCSp. The board of Advent GP appoints the investment committee of Advent LP (the "Investment Committee"), which Investment Committee has voting and investment power with respect to the securities directly held by AI Alpine.

ADIA indirectly holds approximately 45.0% of the equity of AI Alpine Parent through Luxinva S.A., a wholly owned subsidiary of ADIA. Due to the terms of its relationship with AI Alpine Parent and such indirect holdings, ADIA may, for the purposes of and pursuant to the rules and regulations of the SEC, also be deemed to have beneficial ownership of the securities directly held by AI Alpine. ADIA is a public institution established by the Government of the Emirate of Abu Dhabi.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this statement shall not be construed as an admission that any of the Reporting Persons are beneficial owners of the reported securities, for the purposes of Section 13(d) and/or Section 13(g) of the Act.
Percent of class: See response to row 11 on each cover page hereto.
Sole power to vote or to direct the vote: See response to row 5 on each cover page hereto.
Shared power to vote or to direct the vote: See response to row 6 on each cover page hereto.
Sole power to dispose or to direct the disposition: See response to row 7 on each cover page hereto.
Shared power to dispose or to direct the disposition: See response to row 8 on each cover page hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The information set forth in Item 4(a) of this Schedule 13G is incorporated by reference into this Item 6.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement, dated August 13, 2026

## Signatures
- Advent International, L.P.: /s/ Neil Crawford, Neil Crawford / Senior Director, Fund Administration of Advent International GP, LLC, its General Partner (08/13/2026)
- Advent International GP, LLC: /s/ Neil Crawford, Neil Crawford / Senior Director, Fund Administration (08/13/2026)
- AI Alpine (Luxembourg) S.a.r.l.: /s/ Jean-Francois Jochum, Jean-Francois Jochum / Manager of AI Alpine GP S.a r.l., as the Liquidator (08/13/2026)
- AI Alpine (Luxembourg) S.a.r.l.: /s/ Kremena Popova, Kremena Popova / Manager of AI Alpine GP S.a r.l., as the Liquidator (08/13/2026)
- AI Alpine Parent & Cy S.C.A.: /s/ Jean-Francois Jochum, Jean-Francois Jochum / Manager of AI Alpine GP S.a r.l., as the Liquidator (08/13/2026)
- AI Alpine Parent & Cy S.C.A.: /s/ Kremena Popova, Kremena Popova / Manager of AI Alpine GP S.a r.l., as the Liquidator (08/13/2026)
- Abu Dhabi Investment Authority: /s/ Ahmed AlNeyadi, Ahmed AlNeyadi / Authorized Signatory (08/13/2026)
- Abu Dhabi Investment Authority: /s/ Saif Surour AlMashghouni, Saif Surour AlMashghouni / Authorized Signatory (08/13/2026)